ALSTON&BIRD LLP

www.alston.com

David J. Baum

Direct Dial: 202-239-3346

E-mail: david.baum@alston.com

June 16, 2011

VIA

EDGAR

Filing Desk

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:

Northern Lights Fund Trust II:  The Alternative Strategies Mutual Fund, the Hundredfold Select Alternative Fund, the Hundredfold Select Global Fund, the Hundredfold Select Equity Fund and the Two Oaks Diversified Growth and Income Fund

Ladies and Gentlemen:

On behalf of Northern Lights Fund Trust II (the “Trust”) and its series, the Alternative Strategies Mutual Fund, the Hundredfold Select Alternative Fund, the Hundredfold Select Global Fund, the Hundredfold Select Equity Fund and the Two Oaks Diversified Growth and Income Fund, accompanying this letter for filing under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended, is a copy of Pre-Effective Amendment No. 1 to the Trust’s Registration Statement on Form N-1A.

This Form N-1A Registration Statement was initially filed with the Commission on April 18, 2011, together with all exhibits and amendments thereto (the “April 18 Registration Statement”), but was subsequently withdrawn on June 15, 2011 because it included an incorrect signature page.  The April 18 Registration Statement, however, was immediately re-filed on June 15, 2011 with a correct signature page (the “June 15 Registration Statement”) and is being amended today by the pre-effective amendment that we had prepared in response to the Commission’s comment letter on the April 18 Registration Statement.  Our response letter is being filed concurrently as EDGAR correspondence.

Please call me at (202) 239-3346 if you have any questions or comments regarding this filing.

Sincerely,

/s/  David J. Baum

David J. Baum